UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Mighty Self Co.

Legal status of issuer

    Form
    Corporation

    Jurisdiction of Incorporation/Organization
    Delaware

    Date of organization
    June 13, 2017

Physical address of issuer
637 Natoma St, Suite 8, San Francisco, CA 94103

Website of issuer
www.mightycbd.co

Current number of employees
0

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$95,835.35	$37,112.90
Cash & Cash Equivalents	$95,835.35	$37,112.90
Accounts Receivable	$0.00	$0.00
Short-term Debt	$0.00	$0.00
Long-term Debt	$0.00	$0.00
Revenues/Sales	$7,589.25	$0.00
Cost of Goods Sold	$5,374.90	$27,494.22
Taxes Paid	$0.00	$0.00
Net Income	-$44,421.55	-$82,792.76

July 31, 2020

FORM C-AR

Mighty Self Co.

This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by Mighty Self Co., a Delaware Corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at www.mightycbd.co no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is July 31, 2020.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking

statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

Mighty Self Co. (the "Company") is a Delaware Corporation, formed on June 13, 2017.

The Company is located at 637 Natoma St, Suite 8, San Francisco, CA 94103.

The Company's website is www.mightycbd.co.

The information available on or through our website is not a part of this Form C-AR.

The Business

At Mighty Self, we strive to help millions of people be their best selves every day. We make nutraceuticals that combine full spectrum CBD extracts with modern and traditional bioactive ingredients to create a whole new category of health and wellness products whose formulas can be customized to treat your daily health and wellness needs.

RISK FACTORS

Risks Related to the Company's Business and Industry

The development and commercialization of our products is highly competitive.
We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical, and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

We rely on other companies to provide raw materials, basic ingredients and manufacturing services for our products.
We depend on these suppliers and subcontractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or subcontractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of our products, or from whom we acquire such items, do not provide raw materials, basic ingredients or manufacturing services which meet required specifications and perform to our and our customers' expectations. Our suppliers may be less likely than us to be able to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two subcontractors or suppliers for a particular raw material or basic ingredient.

We depend on third-party service providers and outsource providers for a variety of services and we outsource a number of our non-core functions and operations.
In certain instances, we rely on single or limited service providers and outsourcing vendors around the world because the relationship is advantageous due to quality, price, or lack of alternative sources. If production or service was interrupted and we were not able to find alternate third-party providers, we could experience disruptions in manufacturing and operations including product shortages, higher freight costs and re-engineering costs. If outsourcing services are interrupted or not performed or the performance is poor, this could impact our ability to process, record and report transactions with our customers and other constituents. Such interruptions in the provision of supplies and/or services could result in our inability to meet customer demand, damage our reputation and customer relationships and adversely affect our business.

Quality management plays an essential role in determining and meeting customer requirements, preventing defects, improving the Company's products and services and maintaining the integrity of the data that supports the safety and efficacy of our products.

Our future success depends on our ability to maintain and continuously improve our quality management program. An inability to address a quality or safety issue in an effective and timely manner may also cause negative publicity, a loss of customer confidence in us or our current or future products, which may result in the loss of sales and difficulty in successfully launching new products. In addition, a successful claim brought against us in excess of available insurance or not covered by indemnification agreements, or any claim that results in significant adverse publicity against us, could have an adverse effect on our business and our reputation.

One of the potential risks we face in the distribution of our products is liability resulting from counterfeit or tainted products infiltrating the supply chain.

Because we source ingredients from various sources, we rely on various suppliers and their quality control measures. While we have procedures to maintain the highest quality levels in our products, we may be subject to faulty, spoiled or tainted ingredients or components in our products, which would negatively affect our products and our customers' experience with them and could decrease customer demand for our products. In addition, if there are serious illness or injury due to our products, there can be no assurance that the insurance coverage we maintain is sufficient or will be available in adequate amounts or at a reasonable cost, or that indemnification agreements will provide us with adequate protection.

Manufacturing or design defects, unanticipated use of our products, or inadequate disclosure of risks relating to the use of the products can lead to injury or other adverse events.

These events could lead to recalls or safety alerts relating to our products (either voluntary or required by governmental authorities) and could result, in certain cases, in the removal of a product from the market. Any recall could result in significant costs as well as negative publicity that could reduce demand for our products. Personal injuries relating to the use of our products can also result in product liability claims being brought against us. In some circumstances, such adverse events could also cause delays in new product approvals. Similarly, negligence in performing our services can lead to injury or other adverse events.

In general, demand for our products and services is highly correlated with general economic conditions.

A substantial portion of our revenue is derived from discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in the U.S. or in other countries in which we operate may adversely impact our consolidated financial results. Because such declines in demand are difficult to predict, we or the industry may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for our products and services.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our

online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

Through our operations, we collect and store certain personal information that our customers provide to purchase products or services, enroll in promotional programs, register on our web site, or otherwise communicate and interact with us.

We may share information about such persons with vendors that assist with certain aspects of our business. Security could be compromised and confidential customer or business information misappropriated. Loss of customer or business information could disrupt our operations, damage our reputation, and expose us to claims from customers, financial institutions, payment card associations and other persons, any of which could have an adverse effect on our business, financial condition and results of operations. In addition, compliance with tougher privacy and information security laws and standards may result in significant expense due to increased investment in technology and the development of new operational processes.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

In particular, the Company is dependent on Phil McGarr, Dave Rothenberg, and Matthew Runeare who are Director, Chaiman, COO, and CEO of the Company. The Company has or intends to enter into employment agreements with Phil McGarr, Dave Rothenberg, and Matthew Runeare although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Phil McGarr, Dave Rothenberg, and Matthew Runeare or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we will not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of his or her investment.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.

The Company is dependent on Phil McGarr, Dave Rothenberg, and Matthew Runeare in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of Phil McGarr, Dave Rothenberg, and Matthew Runeare die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in both the U.S

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

The Company has indicated that it has engaged in certain transactions with related persons.

Please see the section of this Memorandum entitled "Transactions with Related Persons and Conflicts of Interest" for further details.

Medical-use cannabis remains illegal under federal law, and therefore, strict enforcement of federal laws regarding medical-use cannabis would prevent us from executing our business plan.

Cannabis is a Schedule I controlled substance under the Controlled Substance Act ("CSA"). Even in those jurisdictions in which the manufacture and use of medical cannabis has been legalized at the state level, the possession, use and cultivation all remain violations of federal law that are punishable by imprisonment and substantial fines. Moreover, individuals and entities may violate federal law if they intentionally aid and abet another in violating these federal controlled substance laws, or conspire with another to violate them. The U.S. Supreme Court has ruled in United States v. Oakland Cannabis Buyers' Coop. and Gonzales v. Raich that it is the federal government that has the right to regulate and criminalize cannabis, even for medical purposes. We would be unable to execute our business plan if the federal government were to strictly enforce federal law regarding cannabis.

The U.S. Department of Justice, under the Obama administration, issued memoranda, including the so-called "Cole Memo" on August 29, 2013, characterizing enforcement of federal cannabis prohibitions under the CSA to prosecute those complying with state regulatory systems allowing the use, manufacture and distribution of medical cannabis as an inefficient use of federal investigative and prosecutorial resources when state regulatory and enforcement efforts are effective with respect to enumerated federal enforcement priorities under the CSA. In the "Cole Memo," the U.S. Department of Justice provided guidance to all federal prosecutors indicating that federal enforcement of the CSA against cannabis-related conduct should be focused on eight priorities, which are to prevent: (1) distribution of cannabis to minors; (2) revenue from sale of cannabis to criminal enterprises, gangs and cartels; (3) transfer of cannabis from states where it is legal to states where it is illegal; (4) cannabis activity from being a pretext for trafficking of other illegal drugs or illegal activity; (5) violence or use of firearms in cannabis cultivation and distribution; (6) drugged driving and adverse public health consequences from cannabis use; (7) growth of cannabis on federal lands; and (8) cannabis possession or use on federal property.

In addition, Congress enacted an omnibus spending bill for fiscal year 2016 including a provision prohibiting the U.S. Department of Justice (which includes the DEA) from using funds appropriated by that bill to prevent states from implementing their medical-use cannabis laws. This provision, however, is effective only until April 28, 2017 and must be renewed by Congress. In USA vs. McIntosh, the United States Court of Appeals for the Ninth Circuit held that this provision prohibits the U.S. Department of Justice from spending funds from relevant appropriations acts to prosecute individuals who engage in conduct permitted by state medical-use cannabis laws and who strictly comply with such laws. However, the Ninth Circuit's opinion, which only applies to the states of Alaska, Arizona, California, Hawaii, and Idaho, also held that persons who do not strictly comply with all state laws and regulations regarding the distribution, possession and cultivation of medical-use cannabis have engaged in conduct that is unauthorized, and in such instances the U.S. Department of Justice may prosecute those individuals.

Additionally, financial transactions involving proceeds generated by cannabis-related conduct can form the basis for prosecution under the federal money laundering statutes, unlicensed money transmitter statutes and the Bank Secrecy Act. However, supplemental guidance from the U.S. Department of Justice directs federal prosecutors to consider the federal enforcement priorities enumerated in the "Cole Memo" when determining whether to charge institutions or individuals with any of the financial crimes described above based upon cannabis-related activity.

Federal prosecutors have significant discretion and no assurance can be given that the federal prosecutor in each judicial district where we purchase a property will agree that our activities do not involve those enumerated in the Cole Memo. Furthermore, based on the Trump administration in general and the stated position of the Attorney General of the United States in particular, there is also no guarantee that the current administration or future administrations will not revise the federal enforcement priorities enumerated in the Cole Memo or otherwise choose to strictly enforce the federal laws governing cannabis production or distribution. At this time, it is unknown whether the Trump administration will change the federal government's current enforcement posture with respect to state-licensed medical-use cannabis. Any such change in the federal government's current enforcement posture with respect to state-licensed cultivation of medical-use cannabis would result in our inability to execute our business plan and we would suffer significant losses and be required to cease operations. Furthermore, if we were to continue the cultivation and production of medical-use cannabis following any such change in the federal

government's enforcement position, we could be subject to criminal prosecution, which could lead to imprisonment and/or the imposition of penalties, fines, or forfeiture.

If we engage in operations for the adult-use cannabis industry in addition to or in lieu of operations for the medical-use cannabis industry, we and our properties may be subject to additional risks associated with such adult-use cannabis operations.

Any changes in state or local laws that reduce or eliminate the ability to cultivate and produce medical-use cannabis would material negative impact on our business.

Our ability to grow our business depends on state laws pertaining to the cannabis industry.
Continued development of the medical-use cannabis industry depends upon continued legislative authorization of cannabis at the state level. The status quo of, or progress in, the regulated medical-use cannabis industry is not assured and any number of factors could slow or halt further progress in this area. While there may be ample public support for legislative action permitting the manufacture and use of cannabis, numerous factors impact the legislative process. For example, states that voted to legalize medical and/or adult-use cannabis in the November 2016 election cycle have seen significant delays in the drafting and implementation of regulations related to the industry. In addition, burdensome regulation at the state level could slow or stop further development of the medical-use cannabis industry, such as limiting the medical conditions for which medical cannabis can be recommended by physicians for treatment, restricting the form in which medical cannabis can be consumed, imposing significant registration requirements on physicians and patients or imposing significant taxes on the growth, processing and/or retail sales of cannabis, which could have the impact of dampening growth of the cannabis industry and making it difficult for cannabis businesses to operate profitably in those states.

FDA regulation of medical-use cannabis and the possible registration of facilities where medical-use cannabis is grown could negatively affect the medical-use cannabis industry and our financial condition.

Should the federal government legalize cannabis for medical-use, it is possible that the U.S. Food and Drug Administration, or the FDA, would seek to regulate it under the Food, Drug and Cosmetics Act of 1938. Additionally, the FDA may issue rules and regulations including certified good manufacturing practices, or cGMPs, related to the growth, cultivation, harvesting and processing of medical cannabis. Clinical trials may be needed to verify efficacy and safety. It is also possible that the FDA would require that facilities where medical-use cannabis is grown register with the FDA and comply with certain federally prescribed regulations. In the event that some or all of these regulations are imposed, we do not know what the impact would be on the medical-use cannabis industry, including what costs, requirements and possible prohibitions may be enforced. If we are unable to comply with the regulations or registration as prescribed by the FDA, we may be unable to continue to operate.

We may have difficulty accessing the service of banks, which may make it difficult to contract for real estate needs.
Financial transactions involving proceeds generated by cannabis-related conduct can form the basis for prosecution under the federal money laundering statutes, unlicensed money transmitter statute and the Bank Secrecy Act. Recent guidance issued by FinCen, a division of the U.S.

Department of the Treasury, clarifies how financial institutions can provide services to cannabis-related businesses consistent with their obligations under the Bank Secrecy Act. Furthermore, supplemental guidance from the U.S. Department of Justice directs federal prosecutors to consider the federal enforcement priorities enumerated in the "Cole Memo" when determining whether to charge institutions or individuals with any of the financial crimes described above based upon cannabis-related activity. Nevertheless, banks remain hesitant to offer banking services to cannabis-related businesses. Consequently, those businesses involved in the regulated medical-use cannabis industry continue to encounter difficulty establishing banking relationships. Our inability to maintain our current bank accounts would make it difficult for us to operate our business, increase our operating costs, and pose additional operational, logistical and security challenges and could result in our inability to implement our business plan.

The Internal Revenue Code provides a higher tax rate for cannabis industry businesses.
Internal Revenue Code section 280E prohibits medical-marijuana businesses from deducting their ordinary and necessary business expenses, forcing them to contend with higher effective federal tax rates than similar companies in other industries. Our effective tax rate depends on how large our ratio of nondeductible expenses is to our total revenues, but it can be as high as 90%. This relatively higher tax rate will affect our future profitability and could cause us to perform worse than investments in different industries.

Investors risk criminal liability and the cannabis business's assets are subject to forfeiture.
Because marijuana is federally illegal, investing in cannabis businesses could be found to violate the CSA. Investors and company directors or management could be indicted under federal law, and all of the assets contributed to the Company, including real property, cash, equipment and other goods, could be subject to asset forfeiture.

The SEC is monitoring the cannabis industry and may halt or prevent the Offering or sale of our securities due to the bad acts of others.
On May 16, 2014, the SEC's Office of Investor Education and Advocacy issued an Investor Alert to warn investors about potential risks involving investments in marijuana-related companies. The SEC noted an increase in the number of investor complaints regarding marijuana-related investments. The SEC issued temporary trading suspensions for the common stock of five different marijuana-related companies. Due to the stigma created by the bad acts of others in the industry, the SEC may halt trading and offerings in all marijuana-related companies which would have a material adverse affect on our ability to raise capital and our business.

Laws and regulations affecting the regulated cannabis industry are constantly changing, which could materially adversely affect our proposed operations, and we cannot predict the impact that future regulations may have on us.
Local, state and federal cannabis laws and regulations are broad in scope and subject to evolving interpretations, which could require us to incur substantial costs associated with compliance or alter our business plan. In addition, violations of these laws, or allegations of such violations, could disrupt our business and result in a material adverse effect on our operations. It is also possible that regulations may be enacted in the future that will be directly applicable to our proposed business. We cannot predict the nature of any future laws, regulations, interpretations

or applications, nor can we determine what effect additional governmental regulations or administrative policies and procedures, when and if promulgated, could have on our business.

Applicable state laws may prevent us from maximizing our potential income.
Depending on the laws of each particular state, we may not be able to fully realize our potential to generate profit. Colorado and Washington have residency requirements for those directly involved in the medical-use cannabis industry, which may impede our ability to contract with cannabis businesses in those states. Furthermore, cities and counties are being given broad discretion to ban certain cannabis activities. Even if these activities are legal under state law, specific cities and counties may ban them.

Assets leased to cannabis businesses may be forfeited to the federal government.
Any assets used in conjunction with the violation of federal law are potentially subject to federal forfeiture, even in states where cannabis is legal. If the federal government decides to initiate forfeiture proceedings against cannabis businesses, we may lose all of our assets.

Maintaining, extending and expanding our reputation and brand image are essential to our business success.
We seek to maintain, extend, and expand our brand image through marketing investments, including advertising and consumer promotions, and product innovation. Increasing attention on marketing could adversely affect our brand image. It could also lead to stricter regulations and greater scrutiny of marketing practices. Existing or increased legal or regulatory restrictions on our advertising, consumer promotions and marketing, or our response to those restrictions, could limit our efforts to maintain, extend and expand our brands. Moreover, adverse publicity about regulatory or legal action against us could damage our reputation and brand image, undermine our customers' confidence and reduce long-term demand for our products, even if the regulatory or legal action is unfounded or not material to our operations.

In addition, our success in maintaining, extending, and expanding our brand image depends on our ability to adapt to a rapidly changing media environment. We increasingly rely on social media and online dissemination of advertising campaigns. The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared. Negative posts or comments about us, our brands or our products on social or digital media, whether or not valid, could seriously damage our brands and reputation. If we do not establish, maintain, extend and expand our brand image, then our product sales, financial condition and results of operations could be adversely affected.

Product safety and quality concerns, including concerns related to perceived quality of ingredients, could negatively affect the Company's business.
The Company's success depends in large part on its ability to maintain consumer confidence in the safety and quality of all its products. The Company has rigorous product safety and quality standards. However, if products taken to market are or become contaminated or adulterated, the Company may be required to conduct costly product recalls and may become subject to product liability claims and negative publicity, which would cause its business to suffer. In addition, regulatory actions, activities by nongovernmental organizations and public debate and concerns about perceived negative safety and quality consequences of certain ingredients in our products

may erode consumers' confidence in the safety and quality issues, whether or not justified, and could result in additional governmental regulations concerning the marketing and labeling of the Company's products, negative publicity, or actual or threatened legal actions, all of which could damage the reputation of the Company's products and may reduce demand for the Company's products.

We must correctly predict, identify, and interpret changes in consumer preferences and demand, offer new products to meet those changes, and respond to competitive innovation.
Consumer preferences change continually. Our success depends on our ability to predict, identify, and interpret the tastes and habits of consumers and to offer products that appeal to consumer preferences. If we do not offer products that appeal to consumers, our sales and market share will decrease. We must distinguish between short-term fads, mid-term trends, and long-term changes in consumer preferences. If we do not accurately predict which shifts in consumer preferences will be long-term, or if we fail to introduce new and improved products to satisfy those preferences, our sales could decline. In addition, because of our varied customer base, we must offer an array of products that satisfy the broad spectrum of consumer preferences. If we fail to expand our product offerings successfully across product categories, or if we do not rapidly develop products in faster growing and more profitable categories, demand for our products could decrease, which could materially and adversely affect our product sales, financial condition, and results of operations.

In addition, achieving growth depends on our successful development, introduction, and marketing of innovative new products and line extensions. Successful innovation depends on our ability to correctly anticipate customer and consumer acceptance, to obtain, protect and maintain necessary intellectual property rights, and to avoid infringing the intellectual property rights of others and failure to do so could compromise our competitive position and adversely impact our business.

We are vulnerable to fluctuations in the price and supply of ingredients, packaging materials, and freight.
The prices of the ingredients, packaging materials and freight are subject to fluctuations in price attributable to, among other things, changes in supply and demand of raw materials, crops or other commodities, fuel prices and government-sponsored agricultural programs. The sales prices to our customers are a delivered price. Therefore, changes in our input costs could impact our gross margins. Our ability to pass along higher costs through price increases to our customers is dependent upon competitive conditions and pricing methodologies employed in the various markets in which we compete. To the extent competitors do not also increase their prices, customers and consumers may choose to purchase competing products or may shift purchases to lower-priced private label or other value offerings which may adversely affect our results of operations.

We use significant quantities of raw materials, food ingredients and other agricultural products as well as glass jars, plastic trays, corrugated and plastic packaging materials provided by third-party suppliers. We buy from a variety of producers and manufacturers, and alternate sources of supply are generally available. However, the supply and price are subject to market conditions and are influenced by other factors beyond our control. We do not have long-term contracts with many of our suppliers, and, as a result, they could increase prices or fail to deliver. The occurrence of any of the foregoing could increase our costs and disrupt our operations.

Substantial disruption to production at our manufacturing and distribution facilities could occur.

A disruption in production at our manufacturing facility or at our third-party manufacturing facilities could have an adverse effect on our business. In addition, a disruption could occur at the facilities of our suppliers or distributors. The disruption could occur for many reasons, including fire, natural disasters, weather, water scarcity, manufacturing problems, disease, strikes, transportation or supply interruption, government regulation, cybersecurity attacks or terrorism. Alternative facilities with sufficient capacity or capabilities may not be available, may cost substantially more or may take a significant time to start production, each of which could negatively affect our business and results of operations.

Future product recalls or safety concerns could adversely impact our results of operations.

We may be required to recall certain of our products should they be mislabeled, contaminated, spoiled, tampered with or damaged. We also may become involved in lawsuits and legal proceedings if it is alleged that the consumption or use of any of our products causes injury, illness or death. A product recall or an adverse result in any such litigation could have an adverse effect on our business, depending on the costs of the recall, the destruction of product inventory, competitive reaction and consumer attitudes. Even if a product liability or consumer fraud claim is unsuccessful or without merit, the negative publicity surrounding such assertions regarding our products could adversely affect our reputation and brand image. We also could be adversely affected if consumers in our principal markets lose confidence in the safety and quality of our products.

The consolidation of retail customers could adversely affect us.

Retail customers in our major markets, may consolidate, resulting in fewer customers for our business. Consolidation also produces larger retail customers that may seek to leverage their position to improve their profitability by demanding improved efficiency, lower pricing, increased promotional programs, or specifically tailored products. In addition, larger retailers have the scale to develop supply chains that permit them to operate with reduced inventories or to develop and market their own white-label brands. Retail consolidation and increasing retailer power could adversely affect our product sales and results of operations. Retail consolidation also increases the risk that adverse changes in our customers' business operations or financial performance will have a corresponding material and adverse effect on us. For example, if our customers cannot access sufficient funds or financing, then they may delay, decrease, or cancel purchases of our products, or delay or fail to pay us for previous purchases, which could materially and adversely affect our product sales, financial condition, and operating results.

Evolving tax, environmental, food quality and safety or other regulations or failure to comply with existing licensing, labeling, trade, food quality and safety and other regulations and laws could have a material adverse effect on our consolidated financial condition.

Our activities or products, both in and outside of the United States, are subject to regulation by various federal, state, provincial and local laws, regulations and government agencies, including the U.S. Food and Drug Administration, U.S. Federal Trade Commission, the U.S. Departments of Agriculture, Commerce and Labor These laws and regulations and interpretations thereof may change, sometimes dramatically, as a result of a variety of factors, including political, economic

or social events. The manufacturing, marketing and distribution of food products are subject to governmental regulation that control such matters as food quality and safety, ingredients, advertising, product or production requirements, labeling, import or export of our products or ingredients, relations with distributors and retailers, health and safety, the environment, and restrictions on the use of government programs to purchase certain of our products. We are also regulated with respect to matters such as licensing requirements, trade and pricing practices, tax, anticorruption standards, advertising and claims, and environmental matters. The need to comply with new, evolving or revised tax, environmental, food quality and safety, labeling or other laws or regulations, or new, or changed interpretations or enforcement of existing laws or regulations, may have

an adverse effect on our business and results of operations. Further, if we are found to be out of compliance with applicable laws and regulations in these areas, we could be subject to civil remedies, including fines, injunctions, termination of necessary licenses or permits, or recalls, as well as potential criminal sanctions, any of which could have an adverse effect on our business. Even if regulatory review does not result in these types of determinations, it could potentially create negative publicity or perceptions which could harm our business or reputation.

Significant additional labeling or warning requirements may inhibit sales of affected products.
Various jurisdictions may seek to adopt significant additional product labeling or warning requirements relating to the content or perceived adverse health consequences of our product(s). If these types of requirements become applicable to our product(s) under current or future environmental or health laws or regulations, they may inhibit sales of such products.

Changes in raw material and manufacturing input prices could adversely affect our business and results of operations.
Because pricing for the majority of our raw materials and ingredients is set annually, we typically have very limited ability to pass along fluctuations in costs to customers after pricing has been established. Raw material costs and energy are a significant operating expense. The cost of raw materials and energy can be volatile and are susceptible to rapid and substantial increases due to factors beyond our control, such as changing economic conditions, political unrest, instability in energy-producing nations, and supply and demand considerations. Price increases and general volatility could adversely affect our business and results of operations.

Failure to develop new products and production technologies or to implement productivity and cost reduction initiatives successfully may harm our competitive position.
We depend significantly on the development of commercially viable new products, product grades and applications, as well as process technologies, free of any legal restrictions. If we are unsuccessful in developing new products, applications and production processes in the future, our competitive position and results of operations may be negatively affected. However, as we invest in new technology, we face the risk of unanticipated operational or commercialization difficulties, including an inability to obtain necessary permits or governmental approvals, the development of competing technologies, failure of facilities or processes to operate in accordance with specifications or expectations, construction delays, cost over-runs, the unavailability of financing, required materials or equipment and various other factors. Likewise, we have undertaken and are continuing to undertake initiatives to improve productivity and

performance and to generate cost savings. These initiatives may not be completed or beneficial or the estimated cost savings from such activities may not be realized.

Product liability claims could adversely impact our business and reputation.

Our business exposes us to potential product liability risk, as well as warranty and recall claims that are inherent in the design, manufacture, sale and use of our products. We sell products in industries such as nutraceuticals where the impact of product liability risk is high. In the event our products actually or allegedly fail to perform as expected and we are subject to such claims above the amount of insurance coverage, outside the scope of our coverage, or for which we do not have coverage, our results of operations, as well as our reputation, could be adversely affected. Our products may be subject to recall for performance or safety-related issues. Product recalls subject us to harm to our reputation, loss of current and future customers, reduced revenue and product recall costs. Product recall costs are incurred when we, either voluntarily or involuntarily, recall a product through a formal campaign to solicit the return of specific products due to a known or suspected performance issue. Any significant product recalls could have an adverse effect on our business and results of operations.

We may incur additional expenses and delays due to technical problems or other interruptions at our manufacturing facilities.

Disruptions in operations due to technical problems or other interruptions such as floods or fire would adversely affect the manufacturing capacity of our facilities. Such interruptions could cause delays in production and cause us to incur additional expenses such as charges for expedited deliveries for products that are delayed. Additionally, our customers have the ability to cancel purchase orders in the event of any delays in production and may decrease future orders if delays are persistent. Additionally, to the extent that such disruptions do not result from damage to our physical property, these may not be covered by our business interruption insurance. Any such disruptions may adversely affect our business and results of operations.

Any disruption in our information systems could disrupt our operations and would be adverse to our business and results of operations.

We depend on various information systems to support our customers' requirements and to successfully manage our business, including managing orders, supplies, accounting controls and payroll. Any inability to successfully manage the procurement, development, implementation or execution of our information systems and back-up systems, including matters related to system security, reliability, performance and access, as well as any inability of these systems to fulfill their intended purpose within our business, could have an adverse effect on our business and results of operations. Such disruptions may not be covered by our business interruption insurance.

The potential impact of failing to deliver products on time could increase the cost of our products.

In most instances, we guarantee that we will deliver a product by a scheduled date. If we subsequently fail to deliver the product as scheduled, we may be held responsible for cost impacts and/or other damages resulting from any delay. To the extent that these failures to deliver occur, the total damages for which we could be liable could significantly increase the cost of the products; as such, we could experience reduced profits or, in some cases, a loss for that

contract. Additionally, failure to deliver products on time could result in damage to customer relationships, the potential loss of customers, and reputational damage which could impair our ability to attract new customers.

Many of our customers do not commit to long-term production schedules, which makes it difficult for us to schedule production accurately and achieve maximum efficiency of our manufacturing capacity.

Many of our customers do not commit to firm production schedules and we continue to experience reduced lead-times in customer orders. Additionally, customers may change production quantities or delay production with little lead-time or advance notice. Therefore, we rely on and plan our production and inventory levels based on our customers' advance orders, commitments or forecasts, as well as our internal assessments and forecasts of customer demand. The variations in volume and timing of sales make it difficult to schedule production and optimize utilization of manufacturing capacity. This uncertainty may require us to increase staffing and incur other expenses in order to meet an unexpected increase in customer demand, potentially placing a significant burden on our resources. Additionally, an inability to respond to such increases may cause customer dissatisfaction, which may negatively affect our customers' relationships.

Further, in order to secure sufficient production scale, we may make capital investments in advance of anticipated customer demand. Such investments may lead to low utilization levels if customer demand forecasts change and we are unable to utilize the additional capacity. Additionally, we order materials and components based on customer forecasts and orders and suppliers may require us to purchase materials and components in minimum quantities that exceed customer requirements, which may have an adverse impact on our results of operations. Such order fluctuations and deferrals may have an adverse effect on our business and results of operations.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

BUSINESS

Description of the Business

At Mighty Self, we strive to help millions of people be their best selves every day. We make nutraceuticals that combine full spectrum CBD extracts with modern and traditional bioactive ingredients to create a whole new category of health and wellness products whose formulas can be customized to treat your daily health and wellness needs.

Business Plan
Selling nutraceutical products by subscription through online, direct-to-consumer channels.

History of the Business

The Company's Products and/or Services

Product / Service	Description	Current Market
BALANCE	Mood and energy support + relaxation.	Working parents. Anxiety prone.

We are in development with several new products, including: 1) Focus; an energy/productivity capsule, 2) Sleep; for naturally improved rest, and 3) Recover; a nutrient dense 2 ounce, one shot beverage.

We have nationwide distribution as well as Direct-to-Consumer online sales via our website and Amazon.

Competition

The Company's primary competitors are Plant People, Care/Of, Elysium Health.

Mighty Self is a next generation nutraceuticals company. We're creating a new category of more effective Over-the-Counter treatments based on recent advances in our understanding of the human endocannabinoid system and its regulatory functions in health and disease. Our position in the market landscape sits at the intersection of several global trends in personal health: 1) widespread adoption of CBD, 2) strong growth in the global nutraceuticals market, and 3) increasing percentage and demographic diversity of consumers who embrace health and wellness as a lifestyle.

Customer Base

Our customers are health conscious Aspirationals; a group of modern consumers not defined by age but by their desire to have a positive impact and to connect with a community. They globally represent 40% of the adult market. Many Aspirationals pro-actively manage common daily conditions for themselves or their families, such as sleep, energy, brain health, stress or anxiety.

Intellectual Property

The Company is dependent on the following intellectual property:
- Trademarks
  - Mighty Self ™
- Trade secrets
  - Ingredients that are not yet well known in the market.
- Branding
  - Visual, textual and design elements of our product, packaging, websites, and other aspects of our corporate identity
- Proprietary formulas.

o   Formulations for BALANCE and a new product currently in development

Governmental/Regulatory Approval and Compliance

Our business has been and will continue to be subject to the Food and Drug Administration and various other U.S. laws and regulations. Failure to comply with these laws and regulations could subject us to administrative and legal proceedings and actions by these various governmental bodies.

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Other

The Company's principal address is 637 Natoma St, Suite 8, San Francisco, CA 94103

The Company has the following additional addresses: 675 Hegenberger Rd., Suite 120A Oakland, CA 94621

The Company conducts business in California.

The Company has the following subsidiaries:

Name	Entity Type	Location of Formation	Date of Formation	% Owned by Company
Frontier Advanced Nutrition	Limited Liability Company	California	June 13, 2017	100.0%

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Phil McGarr

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Mighty Health ™ Partner, Director Company Name: Mighty Health ™ Dates Employed: Jun 2017 – Present Employment Duration: 1 yr 9 mos Location: San Francisco, California

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

DCSM Inc Partner Company Name: DCSM Inc Dates Employed: Nov 2014 – Present Employment Duration: 4 yrs 4 mos Location: San Francisco, CA Nirvino Director of Marketing Company Name: Nirvino Dates Employed: Feb 2006 – May 2010 Employment Duration: 4 yrs 4 mos

---

Name

Matthew Runeare

All positions and offices held with the Company and date such position(s) was held with start and ending dates

CEO: Start January 4th, 2018 CMO: Start June 13th, 2017. End January 4th, 2018

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Consulting Senior Brand Director Company Name: Off the Grid Dates Employed: May 2017 – Present Employment Duration: 1 yr 10 mos LocationSan Francisco Bay Area Directs and leads all brand and design for Off the Grid consisting of experience & environmental design, and all content (photography, editorial, and social media). Vice President of Brand Company Name: Munchery Dates Employed: Jan 2016 – Mar 2017 Employment Duration: 1 yr 3 mos Location: San Francisco Bay Area Versatile, food delivery service offering fresh meals prepared daily that can be ordered and delivered the same day. Lead all brand & content strategy, creative marketing, public relations as well as leads all creative development of print, digital design, photography, content, and packaging. Belcampo Group, Inc. Total Duration: 4 yrs 5 mos Title: Brand Director Dates Employed: Dec 2012 – Jan 2016 Employment Duration: 3 yrs 2 mos Location: Oakland, CA Innovative food and lifestyle business that focused on producing the highest quality organic, humane food products. Directed the Belcampo Inc. brand, communication, public relations and marketing to retail customers for Belcampo Meat Co. and Belcampo Belize.

Name

Dave Rothenberg

All positions and offices held with the Company and date such position(s) was held with start and ending dates

COO: Start January 4th, 2018 CEO: Start June 13th, 2017. End January 4th, 2018

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

NXST, Inc. Total Duration: 3 yrs Title: CEO Dates Employed: Dec 2018 – Present Employment Duration: 3 mos Location: San Francisco Bay Area NXST Inc was founded by Korean mobile industry leaders to revolutionize the way B2B and B2C enterprises create value and revenue with mobile apps. • Responsible for business and market development. Plan and execute Go-to-Market, fundraising, and customer development activities. VP, Strategic Marketing Dates Employed: Mar 2016 – Dec 2018 Employment Duration: 2 yrs 10 mos Location: San Francisco Bay Area • Responsible for business and market development. Working closely with the the CEO to plan and execute Go-to-Market, growth investment and partner development activities. Principal Consultant Company Name: SellingInnovation.io Dates Employed: Apr 2005 – Present Employment Duration: 13 yrs 11 mos Location: Silicon Valley, CA Helping companies create products, engage customers and sell their innovations with strategic marketing, product & business consulting. Sr. Product Manager, Analytics Company Name: PlaceIQ Dates Employed: Feb 2015 – Feb 2016 Employment Duration: 1 yr 1 mo Location: San Francisco Bay Area Sr. Product Manager, Analytics (May 2015 – Feb 2016) Product & Program Management Consultant (Feb 2015 – May 2015) A location and consumer behavior company applying large scale, real-time, geospatial and movement data analytics to drive revenue and insights for Enterprises and Advertisers. • Led the Analytics product team which covers: the company's media and foot traffic measurement product (Place Visit Rate), its Custom Analytics business, and analytics pipelines. • Led company's international expansion. Worked cross-functionally to define objectives, product strategy, evaluate and acquire data partnerships, and replicate a full stack solution for UK operations. • Spearheaded launch of Enterprise business unit accelerating previous schedule by 10 months. Built business model and offering from ground up. The Walt Disney Company Dates EmployedMay 2014 – Oct 2014 Employment Duration6 mos LocationPalo Alto, CA The world's second largest broadcasting and cable company with revenues of more than $45 billion. • Lead onboarding and rollout of new Ad Server, MoPub/Twitter. Drove cross-functional team to transition top 20 internal customers responsible for annual ad revenues of >$10,000,000. • Drive internal BD initiatives to engage with new partners and customers across the organization. Expanded the network install funnel w/ branded UX for Lucasfilm and Marvel. • Drove specification and release of mobile audience segmentation standard for personalization of the in-app user experience, including best practices for optimizing monetization. Director of Marketing & Partnerships Company Name: Movea Inc. (Acquired by InvenSense) Dates Employed: Jul 2009 – Jan 2014 Employment Duration: 4 yrs 7 mos Location: Pleasanton, CA Director of Marketing & Partnerships (October 2012 – January 2014) Director of Marketing (April 2011 – October 2012) Sr. Manager, WW Marketing & Product Management (Feb 2010 – April 2011) Sr. Product Manager (October 2009 – February 2010) Product Management Consultant (July 2009 – October 2009) Intel Capital funded company and provider of hardware, software, firmware and IP converting sensor data into compelling new experiences for home entertainment, sports, wearables and mobile applications.

Officers

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Matthew Runeare

All positions and offices held with the Company and date such position(s) was held with start and ending dates

CEO: Start January 4th, 2018 CMO: Start June 13th, 2017. End January 4th, 2018

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Consulting Senior Brand Director Company Name: Off the Grid Dates Employed: May 2017 – Present Employment Duration: 1 yr 10 mos LocationSan Francisco Bay Area Directs and leads all brand and design for Off the Grid consisting of experience & environmental design, and all content (photography, editorial, and social media). Vice President of Brand Company Name: Munchery Dates Employed: Jan 2016 – Mar 2017 Employment Duration: 1 yr 3 mos Location: San Francisco Bay Area Versatile, food delivery service offering fresh meals prepared daily that can be ordered and delivered the same day. Lead all brand & content strategy, creative marketing, public relations as well as leads all creative development of print, digital design, photography, content, and packaging. Belcampo Group, Inc. Total Duration: 4 yrs 5 mos Title: Brand Director Dates Employed: Dec 2012 – Jan 2016 Employment Duration: 3 yrs 2 mos Location: Oakland, CA Innovative food and lifestyle business that focused on producing the highest quality organic, humane food products. Directed the Belcampo Inc. brand, communication, public relations and marketing to retail customers for Belcampo Meat Co. and Belcampo Belize.

Name

Dave Rothenberg

All positions and offices held with the Company and date such position(s) was held with start and ending dates

COO: Start January 4th, 2018 CEO: Start June 13th, 2017. End January 4th, 2018

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

NXST, Inc. Total Duration: 3 yrs Title: CEO Dates Employed: Dec 2018 – Present Employment Duration: 3 mos Location: San Francisco Bay Area NXST Inc was founded by Korean mobile industry leaders to revolutionize the way B2B and B2C enterprises create value and revenue with mobile apps. • Responsible for business and market development. Plan and execute Go-to-Market, fundraising, and customer development activities. VP, Strategic Marketing Dates Employed: Mar 2016 – Dec 2018 Employment Duration: 2 yrs 10 mos Location: San Francisco Bay Area • Responsible for business and market development. Working closely with the the CEO to plan and execute Go-to-Market, growth investment and partner development activities. Principal Consultant Company Name: SellingInnovation.io Dates Employed: Apr 2005 – Present

Employment Duration: 13 yrs 11 mos Location: Silicon Valley, CA Helping companies create products, engage customers and sell their innovations with strategic marketing, product & business consulting. Sr. Product Manager, Analytics Company Name: PlaceIQ Dates Employed: Feb 2015 – Feb 2016 Employment Duration: 1 yr 1 mo Location: San Francisco Bay Area Sr. Product Manager, Analytics (May 2015 – Feb 2016) Product & Program Management Consultant (Feb 2015 – May 2015) A location and consumer behavior company applying large scale, real-time, geospatial and movement data analytics to drive revenue and insights for Enterprises and Advertisers. • Led the Analytics product team which covers: the company's media and foot traffic measurement product (Place Visit Rate), its Custom Analytics business, and analytics pipelines. • Led company's international expansion. Worked cross-functionally to define objectives, product strategy, evaluate and acquire data partnerships, and replicate a full stack solution for UK operations. • Spearheaded launch of Enterprise business unit accelerating previous schedule by 10 months. Built business model and offering from ground up. The Walt Disney Company Dates EmployedMay 2014 – Oct 2014 Employment Duration6 mos LocationPalo Alto, CA The world's second largest broadcasting and cable company with revenues of more than $45 billion. • Lead onboarding and rollout of new Ad Server, MoPub/Twitter. Drove cross-functional team to transition top 20 internal customers responsible for annual ad revenues of >$10,000,000. • Drive internal BD initiatives to engage with new partners and customers across the organization. Expanded the network install funnel w/ branded UX for Lucasfilm and Marvel. • Drove specification and release of mobile audience segmentation standard for personalization of the in-app user experience, including best practices for optimizing monetization. Director of Marketing & Partnerships Company Name: Movea Inc. (Acquired by InvenSense) Dates Employed: Jul 2009 – Jan 2014 Employment Duration: 4 yrs 7 mos Location: Pleasanton, CA Director of Marketing & Partnerships (October 2012 – January 2014) Director of Marketing (April 2011 – October 2012) Sr. Manager, WW Marketing & Product Management (Feb 2010 – April 2011) Sr. Product Manager (October 2009 – February 2010) Product Management Consultant (July 2009 – October 2009) Intel Capital funded company and provider of hardware, software, firmware and IP converting sensor data into compelling new experiences for home entertainment, sports, wearables and mobile applications.

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 0 employees.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Seed Crowd Notes
Amount outstanding	140,500
Voting Rights	N/A
Anti-Dilution Rights	N/A
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	N/A

Type of security	Seed Crowd Notes
Amount outstanding	
Voting Rights	
Anti-Dilution Rights	
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	

The Company has the following debt outstanding:

The total amount of outstanding debt of the company is $278,172.24.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Seed Crowd Notes					Regulation CF

Ownership

A majority of the Company is owned by a few people. Those people are: David Rothenberg: Chairman & COO Matthew Runeare: CEO Phil McGarr: Partner

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Make sure the following table is up to date with the latest beneficial owners.

Name	Percentage Owned
David Rothenberg	35.0%
Matthew Runeare	25.0%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Recent Tax Return Information

Total Income	Taxable Income	Total Tax
$0.00	$0.00	$0.00

Operations

The Company completed a Crowdfunding raise in September 2019. Manufacturing of the company's products and other fundraising activities were delayed several months by covid-19 related restrictions on social and business activities. We are currently focusing on fundraising and ramping up manufacturing to support scaling sales of BALANCE, the company's first product. We are not certain when or if we will generate profits in the future, and intend to devote our resources to sales and marketing.

The Company does not expect to achieve profitability in the next 12 months and intends to focus on the following goals/milestones: - Formally launching the Mighty Self brand, driving awareness and sales with marketing campaigns that test and target subscription sales models. - Launching the company's 2nd product, SLEEP. - Raising a significant round of financing that allows the company to grow and execute it's product and strategic road map.

Liquidity and Capital Resources

On September 9th, 2019, the Company conducted an offering pursuant to Regulation CF and raised $92,945.

The Company does not have any additional sources of capital other than the proceeds from the Regulation CF Offering.

Capital Expenditures and Other Obligations

The Company intends to make the following material capital expenditures in the future:
The company will be spending money on manufacturing, packaging, sales and marketing.

Material Changes and Other Information

The COVID-19 pandemic has adversely affected the fundraising environment and, consequently, company's ability to raise capital. As a result, the company may temporarily delay the launch of first product, BALANCE.

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act, 3) as part of an IPO or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any Securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be sold for up to 180 days following such IPO.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated

on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

Loans

Related Person/Entity	Ben Larson
Relationship to the Company	Company Advisor and existing convertible note holder.
Total amount of money involved	$20,000.00
Benefits or compensation received by related person	Return of principal amount.
Benefits or compensation received by Company	Gap financing for operations.
Description of the transaction	Simple loan of funds for near term operations.

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/David Rothenberg
(Signature)

David Rothenberg
(Name)

Chairman, COO
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/Matthew Runeare
(Signature)

Matthew Runeare
(Name)

CEO
(Title)

July 31, 2020
(Date)

/s/Dave Rothenberg
(Signature)

Dave Rothenberg
(Name)

Chairman, COO
(Title)

July 31, 2020
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

I, Matthew Runeare, being the founder of Mighty Self Co., a Corporation (the "Company"), hereby certify as of this date that:

(i) the accompanying unaudited financial statements of the Company, which comprise the balance sheet as of December 31, 2019 and the related statements of income (deficit), stockholder's equity and cash flows for the year ended December 31, 2019, and the related noted to said financial statements (collectively, the "Financial Statement"), are true and complete in all material respects; and

(ii) while the Company has not yet filed tax returns for the year ending December 31, 2019, any tax return information in the financial statements reflects accurately the information that would be reported in such tax returns.

/s/Matthew Runeare
_____
(Signature)

Matthew Runeare
_____
(Name)

CEO
_____
(Title)

July 31, 2020
_____
(Date)

EXHIBITS

Exhibit A   Financial Statements

EXHIBIT A

Financial Statements

Mighty Self Inc

Financial Statements

2019



	Dec 31, 19
ASSETS	
Current Assets	
Checking/Savings	
Mighty Self Inc - BOA - 2969	94,633.65
Total Checking/Savings	94,633.65
Other Current Assets	
Due from Frontier Adv Nutrition	54,030.00
Inventory Asset	
Finished Goods	4,900.00
Packaging Supplies	6,253.84
Raw Materials Inventory	
Flower/Oil Inventory	3,216.63
Raw Materials Inventory - Other	2,909.61
Total Raw Materials Inventory	6,126.24
Total Inventory Asset	17,280.08
Loans to Shareholder-M.R.	100.00
Total Other Current Assets	71,410.08
Total Current Assets	166,043.73
Fixed Assets	
Machinery and Equipment	2,692.21
Accumulated Depreciation	-2,498.00
Total Fixed Assets	194.21
TOTAL ASSETS	**166,237.94**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Other Current Liabilities	
Income Tax Payable	5,199.00
Rent Payable	5,376.00
Total Other Current Liabilities	10,575.00
Total Current Liabilities	10,575.00
Long Term Liabilities	
Convertible Debt	
Convertible Note - K.F.	100,000.00
Convertible Note Payable-MR/DR	
Accrued Interest - MR_DR	218.13
Convertible Note Payable-MR/DR - Other	5,000.00
Total Convertible Note Payable-MR/DR	5,218.13

Mighty Self, Inc.
Statement of Assets, Liabilities and Equity
As of December 31, 2019

	Dec 31, 19
Convertible Note Payable - AMD	
Accrued Interest - AMD	1,009.93
Convertible Note Payable - AMD - Other	25,000.00
Total Convertible Note Payable - AMD	26,009.93
Convertible Note Payable - GTW	
Accrued Interest - GTW	4,794.14
Convertible Note Payable - GTW - Other	50,000.00
Total Convertible Note Payable - GTW	54,794.14
Convertible Note Payable - IB	
Accrued Interest - IB	602.45
Convertible Note Payable - IB - Other	10,000.00
Total Convertible Note Payable - IB	10,602.45
Convertible Note Payable - JI	
Accured Interest - JI	809.22
Convertible Note Payable - JI - Other	15,000.00
Total Convertible Note Payable - JI	15,809.22
Convertible Note Payable - ME	
Accrued Interest - ME	161.84
Convertible Note Payable - ME - Other	3,000.00
Total Convertible Note Payable - ME	3,161.84
Convertible Note Payable - SB	
Accrued Interest - SB	1,139.61
Convertible Note Payable - SB - Other	20,000.00
Total Convertible Note Payable - SB	21,139.61
Convertible Note Payable - TFR	
Accrued Interest - TFR	633.73
Convertible Note Payable - TFR - Other	10,000.00
Total Convertible Note Payable - TFR	10,633.73
Total Convertible Debt	247,369.05
Due to Stockholders	
David Rothenberg	8,735.44
Matthew Runeare	2,769.12
Philip McGarr	8,723.63
Total Due to Stockholders	20,228.19
Total Long Term Liabilities	267,597.24
Total Liabilities	278,172.24

	Dec 31, 19
Equity	
Due to Frontier Adv Nutr-Equity	-39,399.56
Retained Earnings	-61,091.92
Net Income	-11,442.82
Total Equity	-111,934.30
TOTAL LIABILITIES & EQUITY	**166,237.94**


Mighty Self, Inc.
Statement of Revenue and Expenses
January through December 2019


	Jan - Dec 19
Ordinary Income/Expense	
Income	
Crowdfunding Income	92,945.00
Sales	7,107.64
Total Income	100,052.64
Cost of Goods Sold	
Cost of Goods Sold	3,513.64
Total COGS	3,513.64
Gross Profit	96,539.00
Expense	
Advertising and Promotion	15,807.37
Automobile Expense	12.00
Bank Service Charges	115.64
Business Licenses and Permits	7,282.82
Computer and Internet Expenses	4,078.98
Contract Labor	29,919.00
Credit & Collection Costs	589.81
Depreciation Expense	77.00
Gifts	637.59
Insurance Expense	3,260.40
Interest Expense	2,377.36
Meals and Entertainment	980.73
Office Supplies	643.43
Officers Compensation	6,823.56
Parking & Tolls Expense	253.50
Payroll Expense	801.76
Payroll Processing	135.00
Postage and Delivery	491.74
Professional Fees	21,202.00
Recruiting & HR Expense	9.97
Rent Expense	9.47
Research and Development	271.74
Small Tools and Equipment	199.56
Tax Expense	5,199.00
Training & Education	1,683.06
Travel Expense	5,089.33
Total Expense	107,951.82
Net Ordinary Income	-11,412.82
Other Income/Expense	
Other Expense	
Non Deductible Fines & Penaltie	30.00
Total Other Expense	30.00
Net Other Income	-30.00
Net Income	**-11,442.82**